Exhibit 8.1

LIST OF SUPERCOM LTD’s SUBSIDIARIES

The following is a list of the Company’s active subsidiaries as at December 31, 2019:

Name of active Subsidiary	Jurisdiction of Organization	Percent Owned

S.B.C. Aviation Ltd.	Israel	100%
SuperCom Inc.	United States	100%
SuperCom IP LLC.	United States	99.98%
SuperCom Slovakia A.S.	Slovakia	66%
Prevision Ltd.	Israel	100%
Safend Ltd.	Israel	100%
Leaders in Community Alternatives, Inc.	United States	100%
Alvarion Technologies Ltd	Israel	100%